________________________________________________________________________________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ABN AMRO Holding N.V.
(Name of Subject Company (Issuer))
Barclays PLC
Barclays Investments (Netherlands) N.V.
(Names of Filing Persons (Offeror))

Ordinary Shares, par value €0.56 per share (“Ordinary Shares”)
and
American Depositary Shares, each representing one Ordinary Share (“ADSs”)
(Title of Class of Securities)
ADSs: CUSIP No. 000937102
(CUSIP Number of Class of Securities)

James Walker
Barclays PLC
200 Park Avenue
New York, New York 10166
United States of America
Tel. No: 1-212-412-4000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
George H. White
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Tel. No: 011-44-20-7959-8900
CALCULATION OF FILING FEE*

Transaction Valuation(1)	Amount of Filing Fee(2)

$17,556,551,349	$538,987

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on (i) the average of the high and low sales prices of the Ordinary Shares as reported on Eurolist™ of Euronext Amsterdam N.V. on August 1, 2007 ($47.55) and the noon buying rate in New York City for cable transfers in euro as certified for customer purposes by the Federal Reserve Bank of New York on August 1, 2007, which was $1.3682 per €1.00, and (ii) the number of Barclays ordinary shares estimated to be issued (a) to holders of Ordinary Shares in the United States in connection with the exchange offer and (b) to holders of ADSs in connection with the exchange offer.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, is $30.70 per $1 million (prorated for amounts less than $1 million) of the aggregate transaction values. Accordingly, the filing fee is calculated by multiplying the aggregate transaction value by 0.00003070. Pursuant to Rule 0-11(a)(2) under the Exchange Act, the filing fee has been offset by the registration fee paid in connection with the filing of the Registration Statement on Form F-4 of Barclays PLC, as amended (File No. 333-143666).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $558,993	Filing Party: Barclays PLC
Form or Registration No.: Registration Statement on Form F-4 (No. 333-143666)	Date Filed: June 12, 2007
Amount Previously Paid: $512,548	Filing Party: Barclays PLC; Barclays (Netherlands) N.V.
Form or Registration No.: Amendment No. 4 to Registration Statement on Form F-4 (No. 333-143666)	Date Filed: August 3, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
      This Tender Offer Statement on Schedule TO (this “Statement”) is filed by Barclays PLC, a public limited company organized under the laws of England (“Barclays”), and Barclays Investments (Netherlands) N.V., a public limited company organized under the laws of The Netherlands (“Barclays Investments (Netherlands)”). Barclays is offering to exchange 2.13 Barclays ordinary shares, nominal value 25p per share (each a “Barclays ordinary share”), and €13.15 in cash for each ordinary share, nominal value €0.56 per share (each an “ABN AMRO ordinary share”), of ABN AMRO Holding N.V., a public limited company organized under the laws of The Netherlands (“ABN AMRO”), and 0.5325 Barclays American Depositary Shares, each representing four Barclays ordinary shares, and €13.15 in cash (paid in US dollars) for each ABN AMRO American Depositary Share, each representing one ABN AMRO ordinary share (each an “ABN AMRO ADS”), that is validly tendered (or defectively tendered provided that such defect has been waived by Barclays) and not properly withdrawn, upon the terms and subject to the conditions set forth in the Offer Document/ Prospectus, dated August 6, 2007 (the “Offer Document/ Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A), the related ADS Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) and the related Ordinary Share Deeds of Transfer, copies of which are attached hereto as Exhibits (a)(1)(C) and (a)(1)(D) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
      Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document/ Prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided in this Statement.
Item 1. Summary Term Sheet.
      The information set forth in the section of the Offer Document/ Prospectus entitled “Summary”, is incorporated herein by reference.
Item 2. Subject Company Information.
      (a) and (b) The information set forth in the section of the Offer Document/ Prospectus entitled “Summary — Information About Barclays, Barclays (Netherlands) and ABN AMRO — ABN AMRO”, is incorporated herein by reference.
      (c) The information set forth in the section of the Offer Document/ Prospectus entitled “Comparative Market Price and Dividend Per Share Information”, is incorporated herein by reference.
Item 3. Identity and Background of the Filing Person.
Barclays
      (a), (b), (c) The information set forth in the sections of the Offer Document/ Prospectus entitled “Summary — Information About Barclays, Barclays (Netherlands) and ABN AMRO — Barclays” and “The Exchange Offer — Certain Information Relating to Barclays Directors and Officers”, and in the documents incorporated by reference into the Offer Document/ Prospectus as described further in the section of the Offer Document/ Prospectus entitled “Where You can Find More Information”, is incorporated herein by reference.
Barclays Investments
      (a)   The business address and business telephone number of Barclays Investments (Netherlands) is Fred. Roeskestraat 123-1, 1076 EE Amsterdam, The Netherlands, +31-20-5771177.
      (b)   Barclays Investments (Netherlands) was incorporated on May 14, 2007 as a public company with limited liability under the laws of The Netherlands. It is registered with the trade register under number 34 27 38 56. Barclays owns the entire issued share capital in Barclays Investments (Netherlands).

Barclays Investments (Netherlands) is a holding company which owns the entire issued share capital of Barclays (Netherlands) N.V.
      During the past five years, Barclays Investments (Netherlands) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Barclays Investments (Netherlands) from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
      (c)   Biographical information about each of the directors and executive officers of Barclays Investments (Netherlands) as of the date of this document is set forth in the following table:

Director	Biographical Information

Dirk Peter Stolp	Mr. Stolp was appointed as managing director at the incorporation of Barclays Investments (Netherlands) on May 14, 2007. He has been appointed for an indefinite period of time and hence there is no date of expiration of the current term of office. Mr. Stolp has been managing director of ATC Capital Markets (Amsterdamsch Trustee’s Kantoor B.V.) since 1999 and joined the company as trust manager in 1997. Between 1989 and 1996, Mr. Stolp was head of the legal department of a Dutch based corporate services provider. Mr. Stolp graduated from the University of Amsterdam in 1985 with a bachelors degree in modern history and law in 1987.
Andreas Gerardus Maria Nagelmaker	Mr. Nagelmaker was appointed as managing director at the incorporation of Barclays Investments (Netherlands) on May 14, 2007. He has been appointed for an indefinite period of time and hence there is no date of expiration of the current term of office. Since 2003, he has been a director of ATC Corporate Services (Netherlands) B.V. and a board member of the Dutch Association of International Management Services. Between 1998 and 2003, Mr. Nagelmaker was a director of RCS Corporate Services, a subsidiary of Rabobank Nederland. Prior to that, he was senior manager of Credit Lyonnais Nederland (Oyens Trust) from 1992 to 1998 and was also senior account manager of ABN AMRO Bank (ABN AMRO Trust Company Netherlands B.V.) between 1988 and 1992. From 1987 to 1988, he served as an investment analyst of ABN Equity Research. Mr. Nagelmaker graduated from the Leiden University, The Netherlands, in 1987 with a masters degree in business law.

Director	Biographical Information

Lawrence Charles Dickinson	Mr. Dickinson was appointed as managing director of Barclays Investments (Netherlands) on June 21, 2007. He has been appointed for an indefinite period of time and hence there is no date of expiration of the current term of office. Mr Dickinson joined Barclays from university in 1979. He undertook a variety of branch, regional and head office roles before becoming a branch manager. He then moved to Group Strategy and Planning where he was responsible for the development and implementation of economic capital, the basis for Barclays performance measurement system. He was appointed Chief of Staff in 1998 and after a short spell as Global Chief Operating Officer in the Private Bank, Mr. Dickinson was appointed Company Secretary in September, 2002.
Mark Dominic Harding	Mr. Harding was appointed as managing director of Barclays Investments (Netherlands) on June 21, 2007. He has been appointed for an indefinite period of time and hence there is no date of expiration of the current term of office. Mr. Harding has been Group General Counsel of Barclays since 2003. Between 2000 and 2003, Mr. Harding was a partner at the international law firm, Clifford Chance, and from 1996 to 2000 was European and then Global General Counsel at UBS Investment Bank. Between 1980 and 1996 he was an associate lawyer and then partner at Clifford Chance. Mr. Harding graduated from the University of Cambridge in the UK in 1979 and holds a masters degree in modern languages and law. He is qualified as a solicitor of the Supreme Court of England and Wales.
      During the past five years, none of the directors or executive officers of Barclays was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4. Terms of the Transaction.
      (a)(1)(i)-(viii) The information set forth in the sections of the Offer Document/ Prospectus entitled “The Transaction — General” and “The Exchange Offer”, is incorporated herein by reference.
      (a)(1)(ix) Not applicable.
      (a)(1)(x) The information set forth in the sections of the Offer Document/ Prospectus entitled “Description of Barclays Ordinary Shares”, “Description of Barclays American Depositary Shares” and “Comparison of Rights of Holders of Barclays Ordinary Shares and ABN AMRO Ordinary Shares”, is incorporated herein by reference.
      (a)(1)(xi) The information set forth in the section of the Offer Document/ Prospectus entitled “The Exchange Offer — Accounting Treatment”, is incorporated herein by reference.
      (a)(1)(xii) The information set forth in the section of the Offer Document/ Prospectus entitled “Taxation — Material United States Federal Income Tax Considerations”, is incorporated herein by reference.
      (a)(2)Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
      (a) and (b) The information set forth in the sections of the Offer Document/ Prospectus entitled “The Transaction — Background to the Transaction”, “The Transaction — Reasons for the Transaction”, “The Transaction — The Combined Group after the Combination”, “The Transaction — ABN AMRO Ordinary Shares held by Barclays and Members of ABN AMRO Managing Board and ABN AMRO Supervisory Board”, “The Transaction — Interests of ABN AMRO’s and Barclays Directors and Officers in the Combination”, “The Transaction — Certain Relationships and Related Party Transactions”, “The Merger Protocol”, and “Directors and Executive Officers of Barclays after the Combination”, is incorporated herein by reference.
Item 6. Purpose of the Tender Offer and Plans or Proposals.
      (a) and (c)(1)-(7) The information set forth in the sections of the Offer Document/ Prospectus entitled “Summary — The Transaction”, “The Transaction — General”, “The Transaction — Background to the Transaction”, “The Transaction — Reasons for the Transaction”, “The Transaction — The Combined Group after the Combination”, “The Transaction — Interests of ABN AMRO’s and Barclays Directors and Officers in the Combination”, “The Transaction — Certain Relationships and Related Party Transactions”, “The Exchange Offer — Terms of LaSalle Agreement”, “The Exchange Offer — Dividend Payments”, “The Exchange Offer — Dividend Election Mechanism”, “The Exchange Offer — Listing of Barclays Ordinary Shares and Barclays ADSs”, “The Exchange Offer — Delisting of ABN AMRO Ordinary Shares and ABN AMRO ADSs”, “The Exchange Offer — Certain Consequences of the Offer”, “Post-Closing Restructuring”, “The Merger Protocol”, and “Directors and Executive Officers of Barclays after the Combination”, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
      (a), (b) and (d) The information set forth in the sections of the Offer Document/ Prospectus entitled “The Exchange Offer — General”, “The Exchange Offer — Adjustment of Exchange Ratio”, “The Exchange Offer — Conditions”, “The Exchange Offer — Source and Amount of Funds”, “The Exchange Offer — Dealer Manager and Related Fees and Expenses” and “The Exchange Offer — Other Fees and Expenses” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
      The information set forth in the sections of the Offer Document/ Prospectus entitled “The Transaction — The Combined Group after the Combination — Management and Operating Model”, “The Transaction — ABN AMRO Ordinary Shares held by Barclays and Members of ABN AMRO Managing Board and ABN AMRO Supervisory Board”, “The Transaction — Interests of ABN AMRO’s and Barclays Directors and Officers in the Combination”, “The Transaction — Certain Relationships and Related Party Transactions”, is incorporated herein by reference.
Item 9. Persons/ Assets, Retained, Employed, Compensated or Used.
      (a) The information set forth in the section of the Offer Document/ Prospectus entitled “The Exchange Offer — Dealer Manager and Related Fees and Expenses”, is incorporated herein by reference.
Item 10. Financial Statements.
      (a) and (b) The information set forth in the sections of the Offer Document/ Prospectus entitled “Selected Historical Consolidated Financial Information of Barclays”, “Selected Historical Consolidated Financial Information of ABN AMRO”, “Unaudited Pro Forma Combined Condensed Financial Information,” “Comparative Historical and Pro Forma Per Share Information”, and in section under the caption “Section 3. Financial Statements” of the Barclays Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 26, 2007, incorporated by reference into the Offer

Document/ Prospectus as described further in the section of the Offer Document/ Prospectus entitled “Where You can Find More Information”, is incorporated herein by reference.

5.1

Item 11. Additional Information.
      (a)(1) The information set forth in the sections of the Offer Document/ Prospectus entitled “The Transaction — The Combined Group after the Combination”, “The Transaction — ABN AMRO Ordinary Shares held by Barclays and Members of ABN AMRO Managing Board and ABN AMRO Supervisory Board”, “The Transaction — Interests of ABN AMRO’s and Barclays Directors and Officers in the Combination”, “The Transaction — Certain Relationships and Related Party Transactions”, “The Merger Protocol”, and “Directors and Executive Officers of Barclays after the Combination”, is incorporated herein by reference.
      (a)(2) and (a)(3) The information set forth in the sections of the Offer Document/ Prospectus entitled “The Exchange Offer — Conditions”, “The Exchange Offer — Certain Legal and Regulatory Matters”, and “The Merger Protocol”, is incorporated herein by reference.
      (a)(4) The information set forth in the sections of the Offer Document/ Prospectus entitled “Risk Factors — Risks Related to the Exchange Offer and the Combined Group — ABN AMRO ADSs May Cease to be “Margin Securities” and “The Exchange Offer — Certain Consequences of the Offer”, is incorporated herein by reference.
      (a)(5) None.
      (b) The information set forth in the Offer Document/ Prospectus is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer Document/Prospectus, dated August 6, 2007 (incorporated by reference to Barclays Registration Statement on Form F-4 (No. 333-143666), as amended, filed with the Securities and Exchange Commission on August 3, 2007 (as amended, the “Form F-4”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 of the Form F-4).
(a)(1)(C)	Form of Deed of Transfer — Primary Exchange (ABN AMRO ordinary shares) (incorporated by reference to Exhibit 99.3 of the Form F-4).
(a)(1)(D)	Form of Deed of Transfer — Alternate Exchange (ABN AMRO ordinary shares) (incorporated by reference to Exhibit 99.4 of the Form F-4)
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.5 of the Form F-4).
(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated by reference to Exhibit 99.6 of the Form F-4).
(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated by reference to Exhibit 99.7 of the Form F-4).
(a)(4)(A)	Incorporated by reference herein as Exhibit (a)(1)(A).
(a)(5)(i)	Press release related to announcement that Barclays is in preliminary discussions with ABN AMRO Holding N.V., dated March 19, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 19, 2007).
(a)(5)(ii)	Press release related to outline of preliminary discussions between Barclays and ABN AMRO, dated March 20, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 20, 2007).
(a)(5)(iii)	John Varley’s letter to colleagues updating them on the Barclays and ABN AMRO discussions, dated March 22, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 23, 2007).
(a)(5)(iv)	John Varley’s letter to colleagues explaining why it’s right to look at ABN AMRO, dated March 27, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 27, 2007).

(a)(5)(v)	John Varley’s message regarding Naguib Kheraj, dated March 30, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 30, 2007).
(a)(5)(vi)	Barclays and ABN AMRO announce extension of exclusivity period, dated April 17, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 17, 2007).
(a)(5)(vii)	John Varley’s letter to colleagues on the progress of discussions with ABN AMRO, dated April 18, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 18, 2007).
(a)(5)(viii)	Bob Diamond’s message on the recommended merger of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 23, 2007).
(a)(5)(ix)	Press release announcing agreement on terms of merger, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 23, 2007).
(a)(5)(x)	Investor presentation on the combination of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xi)	Project Pegasus questions and answers regarding the proposed combination, (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xii)	Presentation on the combination of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xiii)	John Varley’s message on the importance of staying focused (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xiv)	John Varley’s message on the proposed Amsterdam headquarters (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xv)	John Varley’s message on the growth opportunity (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xvi)	John Varley’s message on the potential impact on jobs (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xvii)	John Varley’s questions and answers on rationale for the deal (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xviii)	John Varley’s message on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xix)	John Varley’s letter to colleagues on announcement of agreement to merge with ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xx)	BGI employees’ message and Bob Diamond message (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxi)	Presentation on Barclays and ABN AMRO’s proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxii)	Frits Seegers’ letter to colleagues on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxiii)	Tomas L. Kalaris message on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxiv)	John Varley’s letter to colleagues on the Royal Bank of Scotland announcement (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxv)	Statement on Barclays annual general meeting (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).

(a)(5)(xxvi)	Steve Boysen’s letter to colleagues relating to the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxvii)	Project Pegasus key messages, dated April 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxviii)	Presentation by John Varley, dated April 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxix)	Chairman’s and Chief Executive’s statements from annual general meeting, dated April 26, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 30, 2007).
(a)(5)(xxx)	Announcement to shareholders regarding Barclays agreement to merge with ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 30, 2007).
(a)(5)(xxxi)	Transcript of analyst and investor conference related to the combination, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 1, 2007).
(a)(5)(xxxii)	Barclays announcement following the Dutch Enterprise Court’s ruling affecting ABN AMRO Bank N.V.’s contract to sell LaSalle Bank Corporation to Bank of America, dated May 3, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 3, 2007).
(a)(5)(xxxiii)	Amicus National comments further on Barclays and ABN AMRO talks, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxiv)	International press review on Barclays and ABN AMRO, dated April 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxv)	Transcript from shareholder helpline recording (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxvi)	John Varley’s letter to colleagues regarding the Dutch Enterprise Chamber’s ruling, dated May 4, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxvii)	Questions and answers on the impact of the proposed merger on your share awards (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxviii)	Letter to BGI clients (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 11, 2007).
(a)(5)(xxxix)	John Varley conference speech at the UBS Global Financial Services Conference, dated May 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xl)	Presentation by John Varley at the UBS Global Financial Services Conference, dated May 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xli)	Presentation to corporate responsibility report launch, dated May 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xlii)	Globe transaction article related to the facts of ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xliii)	Announcement related to the 30 day announcement of Barclays recommended merger with ABN AMRO, dated May 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 24, 2007).
(a)(5)(xliv)	John Varley letter to colleagues relating to updating the stock market on Barclays financial performance in the first quarter 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 25, 2007).

(a)(5)(xlv)	John Varley letter to colleagues relating to the consortium’s proposed offer for ABN AMRO, posted on Barclays Group intranet, dated May 29, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 29, 2007).
(a)(5)(xlvi)	Transcript of conference call relating to Barclays first quarter 2007 trading update, dated May 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 29, 2007).
(a)(5)(xlviii)	John Varley’s letter to colleagues regarding the timetable, dated May 31, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 31, 2007).
(a)(5)(xlix)	Announcement related to the pre-acquisition and regulatory filings, dated June 12, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 12, 2007).
(a)(5)(l)	Presentation by Chris Lucas on reaping the rewards of an international strategy at the Goldman Sachs European Financials Conference, dated June 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 14, 2007).
(a)(5)(li)	John Varley letter to colleagues related to the proposed ABN AMRO merger and the corporate logo, dated June 21, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 21, 2007).
(a)(5)(lii)	John Varley letter to colleagues related to commitments to employees and trade unions, dated June 28, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 28, 2007).
(a)(5)(liii)	Press release related to commitments to employees and trade unions, dated June 28, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 28, 2007).
(a)(5)(liv)	Offer Update Announcement, dated July 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 2, 2007).
(a)(5)(lv)	John Varley letter to colleagues related to regulatory filings, dated July 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 6, 2007).
(a)(5)(lvi)	John Varley letter to colleagues related to the Dutch Supreme Court’s ruling, dated July 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 16, 2007).
(a)(5)(lvii)	John Varley letter to colleagues related to an update on offer, dated July 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 16, 2007).
(a)(5)(lviii)	John Varley letter to colleagues related to an update on offer, dated July 19, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 19, 2007).
(a)(5)(lix)	Bob Diamond letter to colleagues related to growth and half-year results, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lx)	John Varley letter to colleagues related to the proposed ABN AMRO merger and the corporate logo, dated June 21, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 21, 2007).
(a)(5)(lxi)	John Varley letter to colleagues related to the new investors and revised offer, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxii)	John Varley slide presentation to analysts, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxiii)	Senior leader talking points, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).

(a)(5)(lxiv)	Press release related to revised offer, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxv)	Analyst presentation transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxvi)	Press conference transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 24, 2007).
(a)(5)(lxvii)	Conference call transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 25, 2007).
(a)(5)(lxviii)	Press release related to revised offer, dated July 30, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 30, 2007).
(a)(5)(lxix)	John Varley letter to colleagues related to ABN AMRO recommendation, dated July 31, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 31, 2007).
(a)(5)(lxx)	John Varley letter to colleagues related to interim results, dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 2, 2007).
(a)(5)(lxxi)	Analysts conference call transcript dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 3, 2007).
(a)(5)(lxxii)	Wires conference call transcript dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 3, 2007).
(a)(5)(lxxiii)	Press release announcing commencement of offer, dated August 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxiv)	Media conference call transcript, dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxv)	Q&A script for call centres for ABN shareholders (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxvi)	John Varley letter to colleagues related to interim results, dated August 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxvii)	Q&A script for call centres for ABN ADS holders (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Merger Protocol, dated April 23, 2007, between ABN AMRO Holding N.V. and Barclays PLC, as amended by the Merger Protocol Amendment Letter, dated July 23, 2007, the Merger Protocol Amendment Letter, dated July 30, 2007 and the Letter Agreement, dated August 3, 2007 (incorporated by reference to Exhibit 2.1 of the Form F-4).
(d)(2)	Form of Co-operation Agreement between Barclays, Barclays Investments (Netherlands), the Nominee and Barclays (Netherlands)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)(1)	Opinion of Sullivan & Cromwell LLP with respect to material US tax consequences of the transaction (incorporated by reference to Exhibit 8.1 of the Form F-4).
(h)(2)	Opinion of Clifford Chance LLP with respect to material UK and Dutch tax consequences of the transaction (incorporated by reference to Exhibit 8.2 of the Form F-4).
Item 13. Information required by Schedule 13-E
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARCLAYS PLC

By:	/s/ Lawrence Dickinson

Name: Lawrence Dickinson
Title: Company Secretary
Date: August 7, 2007

EXHIBITS

(a)(1)(A)	Offer Document/Prospectus, dated August 6, 2007 (incorporated by reference to Barclays Registration Statement on Form F-4 (No. 333-143666), as amended, filed with the Securities and Exchange Commission on August 3, 2007 (as amended, the “Form F-4”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 of the Form F-4).
(a)(1)(C)	Form of Deed of Transfer — Primary Exchange (ABN AMRO ordinary shares) (incorporated by reference to Exhibit 99.3 of the Form F-4).
(a)(1)(D)	Form of Deed of Transfer — Alternate Exchange (ABN AMRO ordinary shares) (incorporated by reference to Exhibit 99.4 of the Form F-4)
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.5 of the Form F-4).
(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated by reference to Exhibit 99.6 of the Form F-4).
(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated by reference to Exhibit 99.7 of the Form F-4).
(a)(4)(A)	Incorporated by reference herein as Exhibit (a)(1)(A).
(a)(5)(i)	Press release related to announcement that Barclays is in preliminary discussions with ABN AMRO Holding N.V., dated March 19, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 19, 2007).
(a)(5)(ii)	Press release related to outline of preliminary discussions between Barclays and ABN AMRO, dated March 20, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 20, 2007).
(a)(5)(iii)	John Varley’s letter to colleagues updating them on the Barclays and ABN AMRO discussions, dated March 22, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 23, 2007).
(a)(5)(iv)	John Varley’s letter to colleagues explaining why it’s right to look at ABN AMRO, dated March 27, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 27, 2007).
(a)(5)(v)	John Varley’s message regarding Naguib Kheraj, dated March 30, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 30, 2007).
(a)(5)(vi)	Barclays and ABN AMRO announce extension of exclusivity period, dated April 17, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 17, 2007).
(a)(5)(vii)	John Varley’s letter to colleagues on the progress of discussions with ABN AMRO, dated April 18, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 18, 2007).
(a)(5)(viii)	Bob Diamond’s message on the recommended merger of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 23, 2007).
(a)(5)(ix)	Press release announcing agreement on terms of merger, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 23, 2007).
(a)(5)(x)	Investor presentation on the combination of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xi)	Project Pegasus questions and answers regarding the proposed combination, (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).

(a)(5)(xii)	Presentation on the combination of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xiii)	John Varley’s message on the importance of staying focused (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xiv)	John Varley’s message on the proposed Amsterdam headquarters (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xv)	John Varley’s message on the growth opportunity (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xvi)	John Varley’s message on the potential impact on jobs (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xvii)	John Varley’s questions and answers on rationale for the deal (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xviii)	John Varley’s message on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xix)	John Varley’s letter to colleagues on announcement of agreement to merge with ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xx)	BGI employees’ message and Bob Diamond message (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxi)	Presentation on Barclays and ABN AMRO’s proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxii)	Frits Seegers’ letter to colleagues on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxiii)	Tomas L. Kalaris message on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxiv)	John Varley’s letter to colleagues on the Royal Bank of Scotland announcement (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxv)	Statement on Barclays annual general meeting (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxvi)	Steve Boysen’s letter to colleagues relating to the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxvii)	Project Pegasus key messages, dated April 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxviii)	Presentation by John Varley, dated April 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxix)	Chairman’s and Chief Executive’s statements from annual general meeting, dated April 26, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 30, 2007).
(a)(5)(xxx)	Announcement to shareholders regarding Barclays agreement to merge with ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 30, 2007).
(a)(5)(xxxi)	Transcript of analyst and investor conference related to the combination, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 1, 2007).
(a)(5)(xxxii)	Barclays announcement following the Dutch Enterprise Court’s ruling affecting ABN AMRO Bank N.V.’s contract to sell LaSalle Bank Corporation to Bank of America, dated May 3, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 3, 2007).
(a)(5)(xxxiii)	Amicus National comments further on Barclays and ABN AMRO talks, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).

(a)(5)(xxxiv)	International press review on Barclays and ABN AMRO, dated April 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxv)	Transcript from shareholder helpline recording (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxvi)	John Varley’s letter to colleagues regarding the Dutch Enterprise Chamber’s ruling, dated May 4, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxvii)	Questions and answers on the impact of the proposed merger on your share awards (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxviii)	Letter to BGI clients (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 11, 2007).
(a)(5)(xxxix)	John Varley conference speech at the UBS Global Financial Services Conference, dated May 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xl)	Presentation by John Varley at the UBS Global Financial Services Conference, dated May 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xli)	Presentation to corporate responsibility report launch, dated May 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xlii)	Globe transaction article related to the facts of ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xliii)	Announcement related to the 30 day announcement of Barclays recommended merger with ABN AMRO, dated May 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 24, 2007).
(a)(5)(xliv)	John Varley letter to colleagues relating to updating the stock market on Barclays financial performance in the first quarter 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 25, 2007).
(a)(5)(xlv)	John Varley letter to colleagues relating to the consortium’s proposed offer for ABN AMRO, posted on Barclays Group intranet, dated May 29, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 29, 2007).
(a)(5)(xlvi)	Transcript of conference call relating to Barclays first quarter 2007 trading update, dated May 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 29, 2007).
(a)(5)(xlviii)	John Varley’s letter to colleagues regarding the timetable, dated May 31, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 31, 2007).
(a)(5)(xlix)	Announcement related to the pre-acquisition and regulatory filings, dated June 12, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 12, 2007).
(a)(5)(l)	Presentation by Chris Lucas on reaping the rewards of an international strategy at the Goldman Sachs European Financials Conference, dated June 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 14, 2007).
(a)(5)(li)	John Varley letter to colleagues related to the proposed ABN AMRO merger and the corporate logo, dated June 21, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 21, 2007).
(a)(5)(lii)	John Varley letter to colleagues related to commitments to employees and trade unions, dated June 28, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 28, 2007).
(a)(5)(liii)	Press release related to commitments to employees and trade unions, dated June 28, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 28, 2007).

(a)(5)(liv)	Offer Update Announcement, dated July 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 2, 2007).
(a)(5)(lv)	John Varley letter to colleagues related to regulatory filings, dated July 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 6, 2007).
(a)(5)(lvi)	John Varley letter to colleagues related to the Dutch Supreme Court’s ruling, dated July 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 16, 2007).
(a)(5)(lvii)	John Varley letter to colleagues related to an update on offer, dated July 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 16, 2007).
(a)(5)(lviii)	John Varley letter to colleagues related to an update on offer, dated July 19, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 19, 2007).
(a)(5)(lix)	Bob Diamond letter to colleagues related to growth and half-year results, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lx)	John Varley letter to colleagues related to the proposed ABN AMRO merger and the corporate logo, dated June 21, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 21, 2007).
(a)(5)(lxi)	John Varley letter to colleagues related to the new investors and revised offer, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxii)	John Varley slide presentation to analysts, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxiii)	Senior leader talking points, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxiv)	Press release related to revised offer, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxv)	Analyst presentation transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxvi)	Press conference transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 24, 2007).
(a)(5)(lxvii)	Conference call transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 25, 2007).
(a)(5)(lxviii)	Press release related to revised offer, dated July 30, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 30, 2007).
(a)(5)(lxix)	John Varley letter to colleagues related to ABN AMRO recommendation, dated July 31, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 31, 2007).
(a)(5)(lxx)	John Varley letter to colleagues related to interim results, dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 2, 2007).
(a)(5)(lxxi)	Analysts conference call transcript dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 3, 2007).
(a)(5)(lxxii)	Wires conference call transcript dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 3, 2007).
(a)(5)(lxxiii)	Press release announcing commencement of offer, dated August 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxiv)	Media conference call transcript, dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxv)	Q&A script for call centres for ABN shareholders (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).

(a)(5)(lxxvi)	John Varley letter to colleagues related to interim results, dated August 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxvii)	Q&A script for call centres for ABN ADS holders (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Merger Protocol, dated April 23, 2007, between ABN AMRO Holding N.V. and Barclays PLC, as amended by the Merger Protocol Amendment Letter, dated July 23, 2007, the Merger Protocol Amendment Letter, dated July 30, 2007 and the Letter Agreement, dated August 3, 2007 (incorporated by reference to Exhibit 2.1 of the Form F-4 ).
(d)(2)	Form of Co-operation Agreement between Barclays, Barclays Investments (Netherlands), the Nominee and Barclays (Netherlands)*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)(1)	Opinion of Sullivan & Cromwell LLP with respect to material US tax consequences of the transaction (incorporated by reference to Exhibit 8.1 of the Form F-4).
(h)(2)	Opinion of Clifford Chance LLP with respect to material UK and Dutch tax consequences of the transaction (incorporated by reference to Exhibit 8.2 of the Form F-4).

*	Filed herewith